

December 13, 2018

Terry A. Oznick
Senior Vice President, General Counsel
Merchants Bancorp
11555 North Meridian Street, Suite 400
Carmel, IN 46032

> **Re: Merchants Bancorp**
> **Registration Statement on Form S-3**
> **Filed December 7, 2018**
> **File No. 333-228721**

Dear Mr. Oznick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services